UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-A/A

Amendment No. 1

For Registration of Certain Classes of Securities

Pursuant to Section 12(b) or (g) of the

Securities Exchange Act of 1934

TANOX, INC.

(Exact name of registrant as specified in its charter)

Delaware	76-0196733
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

10301 Stella Link

Houston, Texas 77025

(Address, including zip code, of principal executive offices)

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None	Not Applicable

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☐

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☒

Securities Act registration statement file number to which this Form relates:_________________ (if applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Securities to be registered pursuant to Section 12(g) of the Act:

Rights to Purchase Preferred Stock

(Title of Class)

Item 1.	Description of Registrant’s Securities to be Registered	3
Item 2.	Exhibits	7
SIGNATURE		7
INDEX TO EXHIBITS		8

Item 1.	Description of Registrant’s Securities to be Registered.

On July 27, 2001, the Board of Directors of Tanox, Inc. (the “Company”) declared a dividend of one right (“Right”) for each outstanding share of the Company’s Common Stock, par value $.01 per share (“Common Stock”), to stockholders of record at the close of business on August 10, 2001. Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share (a “Fractional Share”) of Series A Junior Participating Preferred Stock, par value $.01 per share (the “Preferred Stock”), at a purchase price of $140 per Fractional Share, subject to adjustment (the “Purchase Price”). The description and terms of the Rights are set forth in a Rights Agreement dated as of July 27, 2001 as it may from time to time be supplemented or amended (the “Rights Agreement”) between the Company and American Stock Transfer & Trust Company, as Rights Agent (the “Rights Agent”).

On November 9, 2006, the Company and the Rights Agent entered into an amendment (the “Amendment”) to the Rights Agreement. The Amendment was entered into in connection with the execution of an Agreement and Plan of Merger dated November 9, 2006 (the “Merger Agreement”) by and among the Company, Genentech, Inc., a Delaware corporation (“Genentech”), and Green Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Genentech (“Merger Sub”). Pursuant to the Merger Agreement and subject to the conditions thereof, Genentech will acquire all of the outstanding stock of the Company for a specified amount of cash per share, without interest, and Merger Sub will merge with and into the Company (the “Merger”) with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Genentech. The effect of the Amendment was to permit the execution of the Merger Agreement and the performance of the transactions contemplated by the Merger Agreement, including the Merger, without triggering a separation or exercise of the Rights (as defined in the Rights Agreement) or any adverse event under the Rights Agreement.

Initially, the Rights will be attached to all certificates representing outstanding shares of Common Stock, and no separate certificates for the Rights (“Rights Certificates”) will be distributed. The Rights will separate from the Common Stock and a “Distribution Date” will occur, with certain exceptions, upon the earlier of (i) ten days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock (the date of the announcement being the “Stock Acquisition Date”), or (ii) ten business days following the commencement of a tender offer or exchange offer that would result in a person’s becoming an Acquiring Person. Notwithstanding the foregoing, Genentech, Merger Sub and their respective shareholders, affiliates, and associates shall not be deemed to be an Acquiring Person, nor will a Distribution Date or Stock Acquisition Date be deemed to have occurred, as a result of (1) the approval, execution, or delivery of the Merger Agreement, (2) the consummation of the Merger, (3) the acceptance for payment and purchase or exchange of the Company’s Common Stock pursuant to the Merger Agreement, (4) the announcement of the execution of the Merger Agreement or the entry into the Merger or (5) the consummation of any other transaction contemplated by the Merger Agreement. In certain circumstances, the Distribution Date may be deferred by the Board of Directors. Certain inadvertent acquisitions will not result in a person’s becoming an Acquiring Person if the person promptly divests itself of sufficient Common Stock. Until the Distribution Date, (a) the Rights will be evidenced by the Common Stock certificates (together with a copy of a Summary of Rights or bearing the notation referred to below) and will be transferred with and only with such Common Stock certificates, (b) new Common Stock certificates issued after August 10, 2001 will contain a notation incorporating the Rights Agreement by reference and (c) the surrender for transfer of any certificate for Common Stock (with or without a copy of a Summary of Rights) will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

The Rights are not exercisable until the Distribution Date and will expire at the close of business on August 10, 2011, unless (i) earlier redeemed or exchanged by the Company as described below or (ii) the Merger is consummated, in which case the Rights will expire immediately prior to the Merger.

As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date and, from and after the Distribution Date, the separate Rights Certificates alone will represent the Rights. All shares of Common Stock issued prior to the Distribution Date will be issued with Rights. Shares of Common Stock issued after the Distribution Date in connection with certain employee benefit plans or upon conversion of certain securities will be issued with Rights. Except as otherwise determined by the Board of Directors, no other shares of Common Stock issued after the Distribution Date will be issued with Rights.

In the event (a “Flip-In Event”) that a person becomes an Acquiring Person (except pursuant to a tender or exchange offer for all outstanding shares of Common Stock at a price and on terms that a majority of the independent directors of the Company determines to be fair to and otherwise in the best interests of the Company and its stockholders (a “Permitted Offer”)), each holder of a Right will thereafter have the right to receive, upon exercise of such Right, a number of shares of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a Current Market Price (as defined in the Rights Agreement) equal to two times the exercise price of the Right, provided, however, that a Flip-In-Event shall not be deemed to have occurred as a result of (1) the approval, execution, or delivery of the Merger Agreement, (2) the consummation of the Merger, (3) the acceptance for payment and purchase or exchange of the Company’s Common Stock pursuant to the Merger Agreement, (4) the announcement of the execution of the Merger Agreement or the entry into the Merger or (5) the consummation of any other transaction contemplated by the Merger Agreement. Notwithstanding the foregoing, following the occurrence of any Triggering Event, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by or transferred to an Acquiring Person (or by certain related parties) will be null and void in the circumstances set forth in the Rights Agreement. However, Rights are not exercisable following the occurrence of any Flip-In Event until such time as the Rights are no longer redeemable by the Company as set forth below.

In the event (a “Flip-Over Event”) that, at any time from and after the time an Acquiring Person becomes such, (i) the Company is acquired in a merger or other business combination transaction (other than certain mergers that follow a Permitted Offer), or (ii) 50% or more of the

Company’s assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights that are voided as set forth above) shall thereafter have the right to receive, upon exercise, a number of shares of common stock of the acquiring company having a Current Market Price equal to two times the exercise price of the Right, provided, however, that a Flip-Over Event shall not be deemed to have occurred as a result of (1) the approval, execution, or delivery of the Merger Agreement, (2) the consummation of the Merger, (3) the acceptance for payment and purchase or exchange of the Company’s Common Stock pursuant to the Merger Agreement, (4) the announcement of the execution of the Merger Agreement or the entry into the Merger or (5) the consummation of any other transaction contemplated by the Merger Agreement. Flip-In Events and Flip-Over Events are collectively referred to as “Triggering Events”.

The number of outstanding Rights associated with a share of Common Stock, or the number of Fractional Shares of Preferred Stock issuable upon exercise of a Right and the Purchase Price, are subject to adjustment in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock occurring prior to the Distribution Date. The Purchase Price payable, and the number of Fractional Shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution in the event of certain transactions affecting the Preferred Stock.

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares of Preferred Stock that are not integral multiples of a Fractional Share are required to be issued upon exercise of Rights and, in lieu thereof, an adjustment in cash may be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

At any time until ten days following the first date of public announcement of the occurrence of a Flip-In Event, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right, payable, at the option of the Company, in cash, shares of Common Stock or such other consideration as the Board of Directors may determine. After a person becomes an Acquiring Person, the right of redemption is subject to certain limitations in the Rights Agreement. Immediately upon the effectiveness of the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.01 redemption price. The Rights Agreement does not prevent a stockholder from conducting a proxy contest to remove and replace the Board with directors who then vote to redeem the Rights, if such actions are taken prior to the time that such stockholder becomes an Acquiring Person.

At any time after the occurrence of a Flip-In Event and prior to a person’s becoming the beneficial owner of 50% or more of the shares of Common Stock then outstanding or the occurrence of a Flip-Over Event, the Company may exchange the Rights (other than Rights owned by an Acquiring Person or an affiliate or an associate of an Acquiring Person, which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, and/or other equity securities deemed to have the same value as one share of Common Stock, per Right, subject to adjustment.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Other than the redemption price, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company as long as the Rights are redeemable. Thereafter, the provisions of the Rights Agreement other than the redemption price may be amended by the Board of Directors in order to cure any ambiguity, defect or inconsistency, to make changes that do not materially adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to lengthen the time period governing redemption shall be made at such time as the Rights are not redeemable.

The Rights Agreement shall terminate, and all outstanding Rights shall expire, immediately prior to the effective time of the Merger.

Copies of the Rights Agreement and the Amendment are available free of charge from the Company. Copies of the Rights Agreement and the Amendment have also been filed with the Securities and Exchange Commission as an exhibit to this Registration Statement on Form 8-A/A. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Exhibits attached hereto or incorporated herein by reference.

Item 2.	Exhibits.

Exhibit No.	Description
1	Rights Agreement dated as of July 27, 2001 between Tanox, Inc. and American Stock Transfer & Trust Company, as Rights Agent, which includes as Exhibit A the form of Rights Certificate and as Exhibit B the Summary of Rights to Purchase Common Stock. (Incorporated by reference to Exhibit 1 to the Company’s Current Report on Form 8-K dated August 2, 2001 (File No. 000-30231).) Pursuant to the Rights Agreement, Rights Certificates will not be mailed until after the Distribution Date (as defined in the Rights Agreement).

2	Amendment to Rights Agreement, dated November 9, 2006 between Tanox, Inc. and American Stock Transfer & Trust Company, as Rights Agent (Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated November 9, 2004 (File No. 000-30231)).

3	Summary of Rights to Purchase Stock, as amended.(1)

(1)	Filed herewith

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

TANOX, INC.

Date: November 16, 2006	/s/ Gregory Guidroz
Gregory Guidroz
Vice President of Finance

INDEX TO EXHIBITS

Exhibit No.	Description
1	Rights Agreement dated as of July 27, 2001 between Tanox, Inc. and American Stock Transfer & Trust Company, as Rights Agent, which includes as Exhibit A the form of Rights Certificate and as Exhibit B the Summary of Rights to Purchase Common Stock. (Incorporated by reference to Exhibit 1 to the Company’s Current Report on Form 8-K dated August 2, 2001 (File No. 000-30231).) Pursuant to the Rights Agreement, Rights Certificates will not be mailed until after the Distribution Date (as defined in the Rights Agreement).

2	Amendment to Rights Agreement, dated November 9, 2006 between Tanox, Inc. and American Stock Transfer & Trust Company, as Rights Agent (Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated November 9, 2004 (File No. 000-30231)).

3	Summary of Rights to Purchase Stock, as amended.

8